June 28, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year December 31, 2005 File No. 001-31369

Dear Mr. Cline:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the staff’s comment letter dated June 12, 2006 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005.

Selected Financial Data, Page 15

1.	In your table on page 15, and throughout management’s discussion and analysis, you present various non-GAAP ratios, such as Salaries and general operating expenses as a percentage of AMA and Tangible stockholder’s equity to managed assets. Additionally, you present an adjusted efficiency ratio in your table on page 28. Please revise to add a footnote or other notation for each non-GAAP measure to clearly identify it as such and to refer the reader to your reconciliation disclosures and provide a quantitative reconciliation for the adjusted efficiency ratio. Refer to Item 10(e) of Regulation S-K.

Company Response

In our June 30, 2006 Form 10-Q, we will add a notation for each non-GAAP measure to more clearly identify it as such and refer the reader to our non-GAAP measurements reconciliation table. With respect to our adjusted efficiency ratio (which is calculated excluding certain revenue and expense items), we commenced providing such a quantitative reconciliation in the form of an expanded tabular presentation on page 30 in our March 31, 2006 Form 10-Q (copy attached as Exhibit 1). We will continue this presentation in future periodic filings as appropriate.

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Consolidated Financial Statements

Consolidated Statements of Income, page 54

2.	In your Consolidated Statements of Income, you present a net finance margin. However, it does not appear that you have included in your net finance margin any salaries and general operating expenses, a portion of which should be attributable to your finance revenue. Please tell us the following related to these and any other expenses that contribute to your finance revenue as a potential cost of sale:

•	The dollar amount of expenses which are attributable to your finance revenue; and,
•	The methodology utilized to allocate employee compensation and benefits expenses and any other cost of sales among your revenue streams and overhead.

Company Response

In developing our income statement presentation for our initial public offering in July 2002, and in periodically evaluating our presentation based on review of the financial statements of other registered financial institutions, we followed the income statement guidance in Article 9-04 in regulation S-X, which requires the presentation of the subtotal line item “net interest income after provision for loan losses”. We believe that we have applied the Article 9 income statement format to make it meaningful to the users of our financial statements by presenting the subtotal Net finance margin after provision for credit losses on the face of our income statement, which is analogous for our business to the required Article 9-04 subtotal. In arriving at this subtotal, our presentation also includes the line item Depreciation on operating lease equipment, as this cost is directly related to the generation of operating lease rental revenue (a component of Finance income).

We believe that this presentation is appropriate for our business for the following reasons:

•	We are predominantly a balance sheet lender with financing and leasing assets (loans, capital leases and operating lease equipment) accounting for approximately 90% of total assets at December 31, 2005. Accordingly, we believe net interest income for our primary lending activities, and net interest income less operating lease depreciation for our operating lease activities, are key income statement line items in displaying our financial results. We use this presentation because we believe that this information is material to investors and

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that operating lease depreciation is a clearly identifiable direct cost related to the generation of operating lease rental income. We believe our presentation is consistent with the treatment of the provision for loan losses in Article 9.

•	We believe the substantial portion of our business is most analogous with bank lending. Accordingly, we do not view our business as a “service” business, or as being analogous to service, manufacturing or sales type businesses.

•	We defined certain key terms used in our income statement in the Glossary of Terms on page 9 of the December 31, 2005 Form 10-K to make our income statement presentation clear to readers of our financial statements.

•	Our income statement presentation is consistent with our internal / management reporting and our management incentive compensation plans, and we evaluate the Company’s performance and the risks of the business on this basis. Additionally, we describe and analyze our business performance for users of our financial statements and other interested parties utilizing this approach.

•	Our MD&A, from the “Introduction” section on page 16 of our December 31, 2005 Form 10-K to the various supporting discussions, is directly aligned with this income statement presentation.

•	We also note that the majority of equity and debt analysts that follow CIT analyze our business using the same multi-step income statement approach as in our income statement. Further, the rating agencies perform their reviews of our business performance following this same approach.

•	We believe that our income statement format and line item captions have been prepared to provide the most meaningful information to our financial statement users in a manner consistent with accounting principles generally accepted in the United States (GAAP).

The key objective behind our multi-step income statement is to provide readers of our financial statements with the most meaningful presentation of our key revenue sources, both before and net of interest expense, depreciation of operating lease equipment and the provision for credit losses.

We have not presented these revenue streams net of salaries and general operating expenses because the intent of our income statement presentation is to display our key revenue streams consistent with the guidance in Article 9-04. Further, we do not believe that any portion of salaries and general operating expenses are directly attributable to, or should be presented as a component of, Net finance margin.

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We continuously seek to enhance the usefulness of our financial statements and to ensure that they comply with GAAP. However, after thoughtful consideration of your comment and our use of the word “margin” in the income statement line item descriptions, we plan to amend our captions effective with our Quarterly Report on Form 10-Q for the period ended June 30, 2006. Should the staff not object, the Company would propose to adopt the presentation included in the attached Exhibit 2, which among other wording changes replaces the term “margin” with “revenue”.

Consolidated Statements of Cash Flows, page 56

3.	We note that you report cash flows from asset and receivable sales as investing activities. Given your history of securitizations, please tell us how you determined that these cash flows should be reported as investing, rather than operating activities. Describe the nature of the receivables securitized and when you make the determination to classify the receivables as held-for-sale, specifically, at or subsequent to origination. Refer to paragraph .08a of SOP 01-6 and paragraph 9 of SFAS 102.

Company Response

Our securitization programs include receivables and capital leases secured by equipment, as well as consumer loans secured by residential real estate. In 2005 and 2004, we securitized commercial / equipment loans and capital leases edgarin our Specialty Finance - Commercial and Equipment Finance segments.

We report cash flows associated with assets designated for securitization as operating cash flows in accordance with SFAS 102 as explained below.

Our accounting and reporting with respect to loans and leases identified for securitization is as follows:

•	Loans and leases identified for securitization at origination, or identified for securitization within the quarterly reporting period of origination, are classified as Financing and leasing assets held for sale.
•	Cash flows relating to these assets, including cash flows relating to the origination and sale, are reported as operating cash flows in our cash flow statement, in the caption Decrease / (increase) in finance receivables held for sale.

Our accounting and reporting with respect to loans and leases designated as held for investment at the time of origination (i.e. not identified for securitization) is as follows:

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•	Loans are reported on the balance sheet in Finance receivables at outstanding principal amount, adjusted for charge-offs, deferred costs & fees and unamortized premium or discount.
•	Leases are reported on the balance sheet in Finance receivables or in Operating lease equipment - net (i.e. net of accumulated depreciation) in accordance with SFAS 13.
•	Cash flows relating to the origination, purchase and collection of these assets are classified as investing cash flows in the captions Loans extended, Collections on loans, Purchase of finance receivable portfolios or Purchases of assets to be leased.
•	Cash flows from the sale of these loans and leases, including operating lease equipment, designated as held for investment at the time of origination (i.e. not identified for securitization) are classified as investing cash flows in the caption Proceeds from asset and receivable sales.

In all cases, whether the assets are initially designated as held for securitization or held for investment, assets classified as held for sale are evaluated for potential impairment, with losses, if any, recognized in the statement of income on a current basis.

Note 9 - Derivative Instruments, page 70

4.	Please revise to disclose the methodology you use in assessing hedge effectiveness for each type of hedging relationship. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 5, 2005 on our website.

Company Response

In the June 30, 2006 Form 10-Q, we will supplement our disclosures and summarize the methodologies used in measuring hedge effectiveness for our hedging relationships in our Derivative Financial Instruments Note as follows. We will also include the enhanced disclosure in the Accounting Policies Note in our December 31, 2006 Form 10-K.

We use both the “short-cut” method and the “long-haul” method to assess hedge effectiveness. The short-cut method is typically applied to certain interest rate swaps used for fair value and cash flow hedges of term debt. This method allows for the assumption of no hedge ineffectiveness if a set of strict criteria are met at the inception of the derivative, including matching of the critical terms of the debt instrument and the derivative. As permitted under the short-cut

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method, no further assessment of hedge effectiveness is performed for these transactions.

The long haul method is typically applied to other interest rate swaps, non-compound cross currency swaps and foreign currency forward exchange contracts. For those hedging relationships in which the critical terms of the entire debt instrument and the derivative are identical, and the creditworthiness of the counterparty to the hedging instrument remains sound, there is an expectation of no hedge ineffectiveness so long as those conditions continue to be met. For hedges where we use the long-haul method to assess hedge effectiveness, we document, both at inception and over the life of the hedge, at least quarterly, our analysis of actual and expected hedge effectiveness. For hedges of forecasted commercial paper transactions, more extensive analysis using techniques such as regression analysis are used to demonstrate that the hedge has been, and is expected to be, highly effective in off-setting corresponding changes in the cash flows of the hedged item. For hedges of foreign currency net investment positions we apply the “forward” method whereby effectiveness is assessed and measured based on the amounts and currencies of the individual hedged net investments and notional amounts and underlying currencies of the derivative contract.

Note 20 - Segment Information, page 88

5.	Please tell us, and revise future filings to disclose, why you did not restate prior period segment presentation for the transfer of the healthcare and business aircraft portfolios to conform to current period presentation. Refer to paragraph 34 of SFAS 131.

Company Response

We determined that the restatement of results related to the healthcare and business aircraft portfolio transfers was impracticable in accordance with paragraph 34 of SFAS 131. We did not maintain standalone income statements / profit centers historically for these portfolios, as they were not reported separately, but rather were part of portfolios within larger businesses. This presentation is consistent with our internal / management reporting. Also, given the levels of the assets involved in the transfers ($450 million for healthcare and $600 million for business aircraft) in relation to the total financing and leasing assets of the segments that received the transferred assets ($9.6 billion for Corporate Finance, $10.5 billion for Capital Finance), we concluded that these amounts were not material to segment results.

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As requested by staff, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and 10-Q;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740 5752.

Sincerely, Joseph M. Leone Vice Chairman and Chief Financial Officer

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Exhibit 1

Non-performing Assets (dollars in millions, % as a percentage of finance receivables)
	March 31, 2006		December 31, 2005
Vendor Finance	$ 103.6	1.41%	$ 112.1	1.54%
Consumer and Small Business Lending	256.4	1.53%	216.1	1.46%

Total Specialty Finance Group	360.0	1.50%	328.2	1.49%

Trade Finance	4.4	0.07%	5.3	0.08%
Corporate Finance	163.7	1.13%	165.4	1.21%
Transportation Finance	14.2	0.92%	22.3	1.18%

Total Commercial Finance Group	182.3	0.80%	193.0	0.87%

Total	$ 542.3	1.16%	$ 521.2	1.18%

Total, excluding student loans	$ 542.3	1.33%	$ 521.2	1.33%

Non-accrual loans	$ 476.1		$ 460.7
Repossessed assets	66.2		60.5

Total non-performing accounts	$ 542.3		$ 521.2

Non-performing assets increased in dollar amount due to portfolio growth, but stayed flat as a percentage of assets at low year-end levels. Improvements in Vendor Finance were due to run-off of non-strategic liquidating assets. Consumer and Small Business Lending was up on seasoning of the home lending portfolio. The Corporate Finance small increase was in Healthcare, partially offset by lower energy & infrastructure accounts. The decline in Transportation Finance was in the aerospace portfolio.

SALARIES AND GENERAL OPERATING EXPENSES

Salaries and General Operating Expenses (dollars in millions)
	Quarters Ended March 31,		Quarter Ended March 31, 2006		Quarter Ended March 31, 2005
	2006	2005	Efficiency ratio(1)	% of AMA(2)	Efficiency ratio(1)	% of AMA(2)
Salaries and employee benefits	$199.6	$169.3
Other general operating expenses	113.2	94.7

Subtotal	312.8	264.0	44.2%	2.08%	39.1%	2.03%
Stock options expense	10.3	—

Salaries and general
operating expenses	323.1	264.0	45.7%	2.14%	39.1%	2.03%
Provision for restructuring	11.1	—

Total	$334.2	$264.0	47.3%	2.22%	39.1%	2.03%

(1)	Efficiency ratio is the ratio of salaries and general operating expenses to operating margin, excluding the provision for credit losses. Excluding the gains on derivatives ($27.7 million pretax) and venture capital investments ($10.8 million pretax), the efficiency ratio was 41.5% for the quarter ended March 31, 2005.
(2)	"AMA” means average managed assets, which is average earnings assets plus the average of finance receivables previously securitized and still managed by us.

The 2006 expense also includes a restructuring charge of $11.1 million and expense of $10.3 million relating to the adoption of SFAS 123R, “Share-Based Payment”, which mandates the expensing of stock options. The expected annual savings from the current quarter restructuring activities is approximately $12 million. Salaries and general operating expenses increased in 2006 due to the overall growth in our business, including acquisitions and investments in sales and marketing, as well as from higher incentive-based compensation.

The efficiency ratio was 45.7% (excluding the restructuring charge), up from 41.5% last year (excluding the derivatives mark-to-market adjustments and gain on venture capital investments). The higher ratio in the current quarter was partially due to the adoption of SFAS 123R (1.5% impact) as well as the continued build out of our sales force, where incremental revenues typically lag the initial expense outlays. Personnel totaled 6,630 at March 31, 2006 versus 6,130 last year. The increase reflects our business expansion, including acquisitions and investment in the sales force, along with additions to technology resources and other support functions.

See Note 2 – Stock-Based Compensation and Note 13 – Severance and Facility Restructuring Reserves for additional information.

30	CIT GROUP INC

Exhibit 2

CIT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (dollars in millions - except per share data)

	Quarters Ended March 31,
	2006	2005
Finance revenue	$ 1,294.6	$ 1,028.0
Interest expense	598.3	391.5

Net finance revenue	696.3	636.5
Depreciation on operating lease equipment	249.4	237.6

Net finance revenue after depreciation on operating lease equipment	446.9	398.9
Provision for credit losses	33.3	45.3

Finance revenue, net of interest expense, depreciation and credit provision	413.6	353.6
Other revenue	260.1	276.5

Total revenue, net of interest expense, depreciation and credit provision	673.7	630.1
Salaries and general operating expenses	323.1	264.0
Provision for restructuring	11.1	—

Income before provision for income taxes	339.5	366.1
Provision for income taxes	(101.3)	(137.6)
Minority interest, after tax	(0.8)	(0.9)

Net income before preferred stock dividends	237.4	227.6
Preferred stock dividends	(7.7)	—

Net income available to common stockholders	$ 229.7	$ 227.6

Per common share data
Basic earnings per share	$ 1.15	$ 1.08
Diluted earnings per share	$ 1.12	$ 1.06
Number of shares - basic (thousands)	199,462	210,656
Number of shares - diluted (thousands)	204,455	215,090
Dividends per share	$ 0.20	$ 0.13

See Notes to Consolidated Financial Statements.

Item 1: Consolidated Financial Statements            3